UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number: 001-14406

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.Japati No. 1 Bandung40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annualreports under cover of Form 20-F or Form 40-F:

Form 20-F ☑Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, theregistrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

Date:September , 2016	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan ---------------------------------------------------- (Signature) Andi Setiawan VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to our Director of Enterprise & Business Service, Mr. Muhammad Awaluddin. The announcement reflects the appointment of Mr. Muhammad Awaluddin as President Director of PT Angkasa Pura II (Persero) effective as of September 10, 2016.

TEL.  228/PR000/COP-I5000000/2016

Jakarta, September 14, 2016

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

ROI Ministry of Finance Office Complex

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re.: Information about Appointment of Muhammad Awaluddin as President Director of PT Angkasa Pura II (Persero)

Dear Sir or Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No.31/POJK/04/2015 related to disclosure of information and material facts for public company, we hereby inform you that on September 9, 2016, Mr. Muhammad Awaluddin, Director of Enterprise & Business Service of PT Telkom Indonesia (Persero) Tbk (the “Company”) has been appointed as President Director of PT Angkasa Pura II (Persero).

In accordance with the Company’s Articles of Association, the Company has assigned Mr. Honesti Basyir as Acting Director of Enterprise & Business Service of the Company, in addition to his current position as the Director of Wholesale & International Service.

Sincerely yours,

/s/Andi Setiawan

ANDI SETIAWAN

VP Investor Relation

cc:

1. PT Indonesia Stock Exchange through IDXnet

2. Telkom’s Trustee (CIMB Niaga), Fax. (021) 250 5777

3. Telkom’s Trustee (Bank Permata), Fax. (021) 250 0529